NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong

February 7, 2023

VIA EMAIL

Attn: Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

Re:	NFT Limited
Registration Statement on Form F-4
Filed December 19, 2022
File No. 333-268865

Dear Ms. Beukenkamp:

This letter is in response to the letter dated January 18, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to NFT Limited (the “Company”, “we” or “our”), an exempt company formed under the laws of Cayman Islands. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-4/A submitted accompanying this Response Letter is referred to as Amendment No.1.

Registration Statement on Form F-4

Proxy Statement/Prospectus Cover Page, page i

1.	We note that registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at your 2022 annual meeting of shareholders. Further, certain beneficial owners will be able to attend as a guest and view a webcast. Please revise your disclosure here and elsewhere throughout this section of your prospectus as appropriate to provide the website address for the webcast that allows these shareholders and other guests to attend and view, but not participate in or vote at the meeting. Also, consistently state whether you intend to engage a proxy solicitor, such as on page 24 where you make no mention of Broadridge. Please advise if the website to the webcast will be provided by your proxy solicitor, Broadridge.

Response: In response to the Staff’s comments, we have revised the disclosures accordingly on Amendment No. 1.

Risk Factors

Risks Relating to the Merger and Reorganization

As a result of different shareholder voting requirements in the Cayman Islands relative to

Delaware..., page 19

2.	As reflected in the title of this risk factor, you intend to redomicile your company from Delaware to the Cayman Islands. However, the disclosure under this risk factor discusses differences between Cayman Islands and Nevada law. Please revise your disclosure here and elsewhere as appropriate to reflect discussion of Delaware rather than Nevada law.

Response: In response to the Staff’s comments, we have revised the disclosures accordingly on page 19 of Amendment No. 1.

Proposal No. 3-Approval of the Disposition

Description of the Proposed Disposition, page 36

3.	We note your disclosure here regarding entering into an amended disposition agreement for the sole purpose of correcting a clerical error regarding the purchase price of the disposition of Hong Kong Takung and Hong Kong MQ. Please revise this section to disclose that the original disposition agreement is attached as Annex C and the amendment is attached as Annex F, similar to your disclosure under "The Disposition Agreement" found on page 38. Further, please provide the text of the amendment to the disposition agreement beginning on page Annex F-1. Currently, there is a heading reflecting the inclusion of this document but no subsequent text in the body of Annex F.

Response: In response to the Staff’s comment, we have revised the disclosures accordingly on page 37 and on Annex F of Amendment No. 1.

Signatures, page II-3

4.	We note that your registration statement is signed by Kuangtao Wang on behalf of Takung Art Co., Ltd. as well as additional individuals serving in the capacity of directors and an additional officer of Takung Art Co., Ltd. While this registration statement involves the merger of Takung Art Co., Ltd. with NFT Limited as the surviving entity, this registration statement on Form F-4 was filed on behalf of the registrant, NFT Limited. Please amend your registration statement to include signatures by the appropriate party(ies) on behalf of NFT Limited. See Instruction 1 to Item 22 of Form F-4.

Response: In response to the Staff’s comments, we have revised the disclosures accordingly on page II-3 of Amendment No. 1.

General

5.	We note that you did not include pro forma financial information or financial statements in your filing for the registrant, NFT Limited. Please amend your registration statement to provide financial information as applicable in accordance with Items 5 and 14 to Form F-4 and Item 8 of Form 20-F.

Response: In response to the Staff’s comments, we have revised the disclosures accordingly and provided the applicable financial information on the F-pages of Amendment No. 1.

6.	Ensure that you provide or incorporate by reference information about the company being acquired, Takung Art, consistent with Instruction C to Form F-4 and Instruction C to Form S-4, including financial statements.

Response: In response to the Staff’s comments, we have included the financial statements of Takung Art on the F-pages of Amendment No. 1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Sincerely,

By:	/s/ Kuangtao Wang
Kuangtao Wang
Chief Executive Officer
NFT Limited

cc: Joan Wu, Esq.